UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of February, 2008
Commission File Number: 001-04307
Husky Energy Inc.
(Exact name of registrant as specified in its charter)
707 — 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

On February 4, 2008, Husky Energy Inc. issued a press release announcing its earnings for the three-month period ended December 31, 2007. The press release is attached hereto as Exhibit A.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	“James D. Girgulis”
James D. Girgulis
Vice President, Legal & Corporate Secretary

Date: February 4, 2008

Exhibit A
HUSKY ENERGY REPORTS 2007 ANNUAL AND FOURTH QUARTER RESULTS
Calgary, Alberta — Husky Energy Inc. is pleased to announce annual net earnings of $3.2 billion or $3.79 per share (diluted), up 18% over the year 2006 from $2.7 billion or $3.21 per share (diluted). Cash flow from operations improved by 21% to $5.4 billion or $6.39 per share (diluted), compared with $4.5 billion or $5.30 per share (diluted) in 2006. Sales and operating revenues, net of royalties, were $15.5 billion in 2007, an increase of 23% over the $12.7 billion in 2006.
“Husky Energy has successfully achieved record performance in all areas of operations: upstream, midstream and downstream,” said Mr. John C.S. Lau, President & Chief Executive Officer, Husky Energy Inc. “With cash flow in excess of $5.4 billion and proved and probable reserves over 3.2 billion barrels of oil equivalent, Husky is well positioned to capitalize on expansion opportunities.”
During the year, Husky progressed a number of significant projects including:
•	the purchase of the Lima refinery;

•	the agreement with BP to create an integrated oil sands joint venture business;

•	the expansion of the Lloydminster upgrader to 82,000 barrels per day;

•	the conclusion of negotiations with the Government of Newfoundland and Labrador on fiscal terms for satellite developments at White Rose;

•	the finalization of the Madura field gas sale and purchase agreements; and

•	the completion of the ethanol plant in Minnedosa.
Husky’s financial position remains strong. Including the acquisition of the Lima refinery, the Company’s debt to capital employed was 19% at December 31, 2007 compared with 14% at December 31, 2006. Debt to cash flow from operations increased to 0.5 times at December 31, 2007 from 0.4 times at December 31, 2006.
Production in 2007 was 377,000 barrels of oil equivalent per day, compared with 360,000 barrels of oil equivalent per day in 2006, an increase of 5%. Crude oil and natural gas liquids production increased 10% to 273,000 barrels per day, compared with 248,000 barrels per day in 2006. Natural gas production was 623 million cubic feet per day, compared with 672 million cubic feet per day in 2006, reflecting Husky’s decision to adjust its drilling program in Western Canada due to weakening gas market conditions and the higher cost environment.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS

Husky’s 2007 fourth quarter net earnings were $1.1 billion or $1.26 per share (diluted) compared with $542 million or $0.64 per share (diluted) for the fourth quarter of 2006. Net earnings for the fourth quarter of 2007 included a tax benefit of $365 million due to federal tax rate reductions, while there were no similar rate reductions in the fourth quarter of 2006. 2007 fourth quarter cash flow from operations was $1.4 billion or $1.68 per share compared with $1.2 billion or $1.42 per share in the fourth quarter of 2006. Sales and operating revenues, net of royalties, were $4.8 billion in the fourth quarter of 2007, compared with $3.1 billion in the fourth quarter of 2006.
Production for the fourth quarter of 2007 was 367,500 barrels of oil equivalent per day, compared with 376,100 barrels of oil equivalent per day in 2006. Crude oil and natural gas liquids production for the quarter was 264,500 barrels per day, compared with 265,700 barrels per day in 2006. Natural gas production was 617.8 million cubic feet per day, compared with 662.2 million cubic feet per day in 2006 due to a weakening market price for natural gas.
During the quarter, Husky announced a joint venture agreement with BP to create an integrated oil sands joint venture business. Under the terms of the agreement, Husky will contribute its Sunrise assets located in the Athabasca oil sands in northeast Alberta, Canada and BP will contribute its Toledo refinery located in Ohio, USA. The transaction, which is subject to the execution of final agreements and regulatory approval, is expected to close in the first quarter of 2008 with an effective date of January 1, 2008. This transaction will contribute immediate revenue and cash flow and position Husky to move forward with the development of the Sunrise oil sands project.
In December 2007, Husky agreed to purchase 110,000 contiguous acres of oil sands leases at McMullen, located in the west central region of the Athabasca oil sands deposit, for $105 million. This land lies adjacent to oil sands leases currently held by Husky.
Offshore Canada’s East Coast, Husky announced the signing of a binding agreement formalizing the fiscal terms for development of the North Amethyst, West White Rose and South White Rose fields. Under the agreement, the terms of the original White Rose development plan remain unchanged.
Offshore Greenland, Husky and Esso Exploration Greenland Limited (“Esso”) were awarded a joint interest in an exploration licence in West Disko Block 6 (2007/27), which covers an area of 13,213 square kilometres and is located approximately 30 kilometres offshore the west coast of Disko Island. Esso will act as operator of this block. In addition, Husky has an 87.5% interest in two exploration licences, Block 5 and Block 7, covering an area of 21,067 square kilometres that border on Licence 2007/27. Nunaoil A/S, Greenland’s National Oil Company, holds the remaining 12.5% interest in these three licences.
In Indonesia, Husky completed the gas sale and purchase agreements for production from the Madura BD Field. Agreements with PT Parna Raya and PT Inti Alasindo Energy are each for 40 million cubic feet per day while the agreement with PT Perusahaan Gas Negara (Persero) Tbk is for 20 million cubic feet per day. The term of each agreement is 20 years commencing with first production, which is expected in 2011.
Husky has submitted a plan of development to the Government of Indonesia for the Madura development and is in the process of negotiating an extension to the Madura Strait Production Sharing Contract. Contracting for front-end engineering design of offshore facilities and pipelines will commence shortly.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	2

Financial Highlights
2007 versus 2006
•	Earnings per share to $3.79 from $3.21
•	Cash flow per share to $6.39 from $5.30
•	Debt to cash flow ratio to 0.5 from 0.4
•	Debt to capital employed ratio to 19% from 14%
•	Return on equity to 30.2% from 31.8%
•	Return on average capital employed to 25.7% from 27.0%
•	Market capitalization increased to $38 billion from $33 billion
In the Downstream segment, Husky has now completed its integration of the Lima refinery and has taken over all major operations effective February 1, 2008. At the Lima refinery, Husky has commenced its engineering studies to determine the optimal reconfiguration to process a heavier crude oil feedstock.
In the fourth quarter of 2007, Husky completed construction and commenced production at the Minnedosa ethanol plant in Manitoba. The facility will produce annually 130 million litres of ethanol and 130,000 tonnes of Distillers Dried Grain with Solubles (DDGS), a high protein feed supplement. With the completion of the ethanol plants at Lloydminster and Manitoba, Husky is the largest producer and marketer of ethanol in Western Canada.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	3

SUMMARY OF RESULTS

Financial Summary

	Three months ended								Year ended
(millions of dollars, except per share	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31	December 31
amounts and ratios)	2007	2007	2007	2007	2006	2006	2006	2006	2007	2006

Sales and operating revenues, net of royalties	$4,760	$4,351	$3,163	$3,244	$3,084	$3,436	$3,040	$3,104	$15,518	$12,664
Segmented earnings Upstream	$864	$516	$636	$580	$453	$608	$822	$412	$2,596	$2,295
Midstream	218	129	77	111	105	87	140	150	535	482
Downstream	103	121	53	20	10	28	52	16	297	106
Corporate and eliminations	(111)	3	(45)	(61)	(26)	(41)	(36)	(54)	(214)	(157)

Net earnings	$1,074	$769	$721	$650	$542	$682	$978	$524	$3,214	$2,726

Per share — Basic and diluted (1)	$1.26	$0.91	$0.85	$0.77	$0.64	$0.80	$1.15	$0.62	$3.79	$3.21
Cash flow from operations	1,425	1,420	1,257	1,324	1,207	1,224	1,103	967	5,426	4,501
Per share — Basic and diluted (1)	1.68	1.67	1.48	1.56	1.42	1.44	1.30	1.14	6.39	5.30
Ordinary quarterly dividend per common share (1)	0.33	0.25	0.25	0.25	0.25	0.25	0.125	0.125	1.08	0.75
Special dividend per common share (1)	—	—	—	0.25	—	—	—	—	0.25	—
Total assets	21,697	20,718	17,969	17,781	17,933	17,324	16,326	15,855	21,697	17,933
Total long-term debt including current portion	2,814	2,835	1,423	1,527	1,611	1,722	1,722	1,838	2,814	1,611
Return on equity (2) (percent)	30.2	26.6	27.1	32.1	31.8	34.2	34.8	29.6	30.2	31.8
Return on average capital employed (2) (percent)	25.7	22.3	23.8	27.3	27.0	28.7	28.2	23.2	25.7	27.0

(1)	Reflects a two-for-one share split on June 27, 2007, which has been applied retroactively. Refer to Note 11 to the Consolidated Financial Statements.

(2)	Calculated for the 12 months ended for the dates shown.

Daily Gross Production

	Three months ended
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31
	2007	2007	2007	2007	2006

Crude oil & NGL (mbbls/day)
Western Canada
Light crude oil & NGL	25.8	25.1	25.3	30.1	30.4
Medium crude oil	27.0	26.7	26.8	27.5	28.0
Heavy crude oil & bitumen	107.8	106.5	105.4	108.0	109.5

	160.6	158.3	157.5	165.6	167.9
East Coast Canada
White Rose — light crude oil	81.1	79.2	90.3	89.4	79.4
Terra Nova — light crude oil	11.6	16.3	15.5	14.7	6.7
China
Wenchang — light crude oil & NGL	11.2	12.7	13.2	13.6	11.7

	264.5	266.5	276.5	283.3	265.7

Natural gas (mmcf/day)	617.8	620.1	615.7	640.0	662.2

Total (mboe/day)	367.5	369.9	379.1	390.0	376.1

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	4

2008 GUIDANCE AND 2007 ACTUAL

Gross Production

		Year ended	Original
	Guidance	December 31	Guidance
	2008	2007	2007

Crude oil & NGL (mbbls/day)
Light crude oil & NGL	139 — 148	139	128 — 135
Medium crude oil	28 — 29	27	28 — 30
Heavy crude oil & bitumen	114 — 124	107	122 — 130
	281 — 301	273	278 — 295
Natural gas (mmcf/day)	625 — 655	623	670 — 690
Total barrels of oil equivalent (mboe/day)	385 — 410	377	390 — 410

Capital Program (1)

		Year ended	Original
	Guidance	December 31	Guidance
	2008	2007	2007

Upstream
Western Canada	$1,670	$1,747	$1,840
Oil Sands	300	235	330
East Coast Canada and Frontier	650	279	290
International	430	73	160
	3,050	2,334	2,620
Midstream	300	306	380
Downstream	300	223	140
Corporate	50	44	40

	$3,700	$2,907	$3,180

(1)	Excludes capitalized administration costs, capitalized interest and corporate acquisitions.
MAJOR PROJECTS
Upstream
East Coast Canada Exploration and Delineation
•	Production licences for the North Amethyst oil field southwest of White Rose and the South White Rose extension were received in late 2007.
•	Delineation of the West White Rose area continued with the completion of the C-30Z well and in the North White Rose area with the completion of the K-03 delineation well.
White Rose and the White Rose Satellite Tie-back Project
•	The White Rose South Avalon development plan was completed with the drilling of the second gas injection well in September.
•	Front-end engineering design of the North Amethyst satellite tie-back was substantially complete as of December 31, 2007.
•	Agreement was reached with the Government of Newfoundland and Labrador regarding fiscal terms for the White Rose satellite fields, including the sale by Husky and its partner of a 5% equity interest to the government.
•	The Company has secured the Transocean owned mobile semi-submersible drilling unit GSF Grand Banks for ongoing operations in the White Rose area and for continued exploration and delineation drilling offshore Newfoundland and Labrador. The three year agreement has provisions for two

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	5

additional one year contract extensions. The GSF Grand Banks has drilled 18 development wells for the White Rose project and has been drilling in offshore Newfoundland and Labrador since 2002.
Tucker Oil Sands Project
The Tucker oil sands project production ramp up has been slower than anticipated largely due to the position of some wells relative to the oil saturation in the reservoir. While optimization strategies are continuing on the original 32 well pairs, the drilling of eight new well pairs on Pad C is complete and a new D pad of eight well pairs is planned.
Sunrise Oil Sands Project
The front-end engineering design for the Sunrise project is complete. Discussions with regulatory authorities to amend our development application is proceeding. Corporate sanction is expected to be in 2008.
The plan for the Sunrise Oil Sands Partnership with BP will proceed in three phases. The first phase will target 60 mbbls/day of bitumen production in 2012. Production is scheduled to reach 200 mbbls/day of bitumen in the 2015 to 2020 period. Preliminary field work is progressing.
Caribou
The overall front-end engineering design has been finalized for the 10 mbbls/day demonstration project and additional technical work is ongoing. Discussions with regulatory authorities are expected to continue into 2008.
Saleski
The winter drilling program has been reduced from 12 to six wells. We are continuing to work on reservoir characterization and assess the technical merit of various recovery processes.
McMullen Oil Sands Acquisition
In December 2007, we executed an agreement to purchase 110,000 contiguous acres of oil sands leases at McMullen, located in the west central Athabasca oil sands deposit, for $105 million. This land lies adjacent to oil sands leases that we currently hold. We will have a 100% working interest in these oil sands leases.
Northwest Territories Exploration
Preparation for winter drilling on Exploration License (“EL”) 423 in the Central Mackenzie Valley is currently underway. EL 423 is located approximately 60 kilometres southeast of the Summit Creek B-44 and the Stewart Creek D-57 discovery wells. The Dahadinni B-20 well is scheduled to commence drilling in early February and the Keele River L-52 well in mid-February with a second rig. Following the acquisition of additional interests from our partners earlier in 2007, we now hold a 75% working interest in this play.
China Exploration
The seismic program over Block 29/26 in the South China Sea, including the Liwan natural gas discovery, was 92% completed but then suspended due to bad weather at the end of October 2007. Delineation drilling of the Liwan area is expected to commence in the second half of 2008 upon the arrival of the West Hercules deep water drilling rig, which is currently being constructed in Korea.
In the shallow waters of East and South China seas, three exploration wells are planned for 2008. The first well is expected to spud in late February on Block 23/15 in the Beibu Wan Basin north of Hainan Island.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	6

Indonesia Natural Gas Development and Exploration
The Plan of Development and production sharing licence extension were submitted to BPMIGAS and MIGAS, the Indonesian regulatory authorities, for approval. On the East Bawean II block we completed the acquisition of 1,400 square kilometres of 3-D seismic data.
Offshore Greenland
Our work programs for 2008 have been finalized and consist of the acquisition of 3,000 kilometres of 2D seismic over Block 6 and 7,000 kilometres of 2D seismic over blocks 5 and 7. Acquisition of the remainder of the hi-resolution aero-gravity and magnetic survey, which was stopped by severe weather conditions, will resume in May 2008.
Midstream
Lloydminster Pipeline
The Lloydminster to Hardisty, Alberta pipeline expansion project phase one is complete and operational. Phase two is complete and operational with the exception of an 11 kilometre section in and around the City of Lloydminster.
Lloydminster Upgrader
The expansion of the Lloydminster upgrader to 150,000 from 82,000 barrels per day has been deferred due to labour shortages and high costs.
Downstream
Lima, Ohio Refinery
Engineering evaluation of several options to reconfigure the Lima, Ohio refinery to increase its capacity to process heavy oil feedstock is underway.
Minnedosa Ethanol Plant
The ethanol plant at Minnedosa, Manitoba, was commissioned in early December 2007. The completion of this plant increases our capacity to produce fuel grade ethanol to 260 million litres per year.
BUSINESS ENVIRONMENT
Husky’s financial results are significantly influenced by its business environment. Average quarterly market prices were:

Average Benchmark Prices and
U.S. Exchange Rate

		Three months ended
		Dec. 31	Sept. 30	June 30	March 31	Dec. 31
		2007	2007	2007	2007	2006

WTI crude oil (1)	(U.S. $/bbl)	90.68	75.38	65.03	58.16	60.21
Brent crude oil (2)	(U.S. $/bbl)	88.70	74.87	68.76	57.75	59.68
Canadian light crude 0.3% sulphur	($/bbl)	87.19	80.70	72.61	67.76	65.12
Lloyd heavy crude oil @ Lloydminster	($/bbl)	42.03	43.61	39.02	38.25	35.24
NYMEX natural gas (1)	(U.S.$/mmbtu)	6.97	6.16	7.55	6.77	6.56
NIT natural gas	($/GJ)	5.69	5.31	6.99	7.07	6.03
WTI/Lloyd crude blend differential	(U.S.$/bbl)	34.06	23.50	20.36	17.32	21.75
U.S./Canadian dollar exchange rate	(U.S. $)	1.018	0.957	0.911	0.854	0.878

(1)	Prices quoted are near-month contract prices for settlement during the next month.

(2)	Dated Brent prices which are dated less than 15 days prior to loading for delivery.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	7

Sensitivity Analysis
The following table indicates the relative annual effect of changes in certain key variables on our pre-tax cash flow and net earnings. The analysis is based on business conditions and production volumes during the fourth quarter of 2007. Each separate item in the sensitivity analysis shows the effect of an increase in that variable only; all other variables are held constant. While these sensitivities are applicable for the period and magnitude of changes on which they are based, they may not be applicable in other periods, under other economic circumstances or greater magnitudes of change.

				Effect on Pre-tax		Effect on
	2007 Fourth Quarter			Cash Flow (6)		Net Earnings (6)
Sensitivity Analysis	Average		Increase	($ millions)	($/share)(7)	($ millions)	($/share)(7)

Upstream and Midstream
WTI benchmark crude oil price	$90.68		U.S. $1.00/bbl	79	0.09	55	0.06
NYMEX benchmark natural gas price (1)	$6.97		U.S. $0.20/mmbtu	31	0.04	22	0.03
WTI/Lloyd crude blend differential (2)	$34.06		U.S. $1.00/bbl	(22)	(0.03)	(15)	(0.02)
Exchange rate (U.S. $ per Cdn $) (3)	$1.018		U.S. $0.01	(73)	(0.09)	(52)	(0.06)

Downstream
Light oil margins	$0.04		Cdn $0.005/litre	16	0.02	10	0.01
Asphalt margins	$11.62		Cdn $1.00/bbl	9	0.01	6	0.01
New York Harbor 3:2:1 crack spread (4)	$8.25		U.S. $1.00/bbl	54	0.06	34	0.04

Consolidated
Period end translation of U.S. $ debt (U.S. $ per Cdn $)	$1.012	(5)	U.S. $0.01			18	0.02

(1)	Includes decrease in earnings related to natural gas consumption.

(2)	Includes impact of upstream and midstream upgrading operations only.

(3)	Assumes no foreign exchange gains or losses on U.S. dollar denominated long-term debt and other monetary items.

(4)	Relates to the Lima, Ohio refinery that was acquired on July 1, 2007.

(5)	U.S./Canadian dollar exchange rate at December 31, 2007.

(6)	Excludes derivatives.

(7)	Based on 849.0 million common shares outstanding as of December 31, 2007.
RESULTS OF OPERATIONS
Upstream

Upstream Earnings Summary	Three months		Year ended
	ended Dec. 31		Dec. 31
(millions of dollars)	2007	2006	2007	2006

Gross revenues	$1,893	$1,619	$7,287	$6,586
Royalties	325	185	1,065	814

Net revenues	1,568	1,434	6,222	5,772
Operating and administration expenses	371	373	1,409	1,321
Depletion, depreciation and amortization	396	389	1,615	1,476
Other	(13)	—	(101)	—
Income taxes	(50)	219	703	680

Earnings	$864	$453	$2,596	$2,295

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	8

Fourth Quarter
Upstream earnings in the fourth quarter of 2007 increased by $411 million compared with the fourth quarter of 2006 mainly as a result of a recovery of future tax expense due to federal rate reductions and higher sales volumes and light crude oil prices from White Rose and Terra Nova.
Twelve Months
Upstream earnings were $301 million higher in 2007 than in 2006 as a result of higher sales volumes of light crude oil from White Rose and Terra Nova and higher crude oil prices offset by lower sales volumes of crude oil and natural gas and lower natural gas prices in Western Canada.
Commodity Prices
The average prices realized during the fourth quarter and twelve months of 2007 compared with the fourth quarter and twelve months of 2006 are illustrated below.

Average Sales Prices		Three months		Year ended
		ended Dec. 31		Dec. 31
		2007	2006	2007	2006

Crude Oil	($/bbl)
Light crude oil & NGL		83.43	62.55	73.54	69.06
Medium crude oil		55.37	43.99	51.12	49.48
Heavy crude oil & bitumen		41.13	35.46	40.19	39.92
Total average		63.34	49.43	58.24	54.08
Natural Gas	($/mcf)
Average		5.72	6.19	6.19	6.47

Unit Operating Costs
Unit operating costs were 1% higher in the fourth quarter of 2007 compared with the same period in 2006.
Unit Depletion, Depreciation and Amortization
Unit depletion, depreciation and amortization expense increased 4% in the fourth quarter of 2007 compared with the same period in 2006 due to a higher capital base and lower reserves used in the depletion calculation.
Other
During the fourth quarter of 2007, a $13 million gain, $101 million gain year-to-date, was recorded on an embedded derivative related to a contract requiring payment in U.S. currency. The payments are expected to occur over the three-year period from mid-2008. This amount will fluctuate with the U.S./Cdn forward exchange rate until the actual contract settlement.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	9

Netback Analysis	Three months				Year ended
	ended Dec. 31				Dec. 31
	2007		2006		2007		2006
	$	%(1)	$	%(1)	$	%(1)	$	% (1)

Western Canada
Crude oil (per boe) (2)
Light crude oil
Gross price	66.38		53.72		61.02		59.84
Royalties	11.94	18	7.25	13	7.87	13	7.34	12

Net sales price	54.44		46.47		53.15		52.50
Operating costs (3)	15.04	23	15.92	30	13.24	22	11.89	20

	39.40		30.55		39.91		40.61

Medium crude oil
Gross price	54.25		43.84		50.42		48.97
Royalties	9.78	18	7.40	17	8.89	18	8.61	18

Net sales price	44.47		36.44		41.53		40.36
Operating costs (3)	14.48	27	15.42	35	13.92	28	13.09	27

	29.99		21.02		27.61		27.27

Heavy crude oil & bitumen
Gross price	41.02		35.53		40.14		39.91
Royalties	5.83	14	4.49	13	5.26	13	5.16	13

Net sales price	35.19		31.04		34.88		34.75
Operating costs (3)	13.63	33	12.10	34	12.81	32	11.10	28

	21.56		18.94		22.07		23.65

Natural gas (per mcfge) (4)
Gross price	6.17		6.32		6.42		6.65
Royalties	1.16	19	1.20	19	1.23	19	1.37	21

Net sales price	5.01		5.12		5.19		5.28
Operating costs (3)	1.41	23	1.39	22	1.39	22	1.18	18

	3.60		3.73		3.80		4.10

East Coast
Light crude oil (per boe) (2)
Gross price	85.31		64.62		75.37		71.18
Royalties (5)	14.46	17	1.96	3	9.43	13	1.95	3

Net sales price	70.85		62.66		65.94		69.23
Operating costs (3)	3.91	5	4.14	6	4.07	5	5.48	8

	66.94		58.52		61.87		63.75

Canada
Crude oil equivalent (per boe) (2)
Gross price	54.10		45.17		51.54		48.48
Royalties	9.11	17	5.17	11	7.46	14	6.00	12

Net sales price	44.99		40.00		44.08		42.48
Operating costs (3)	9.78	18	9.76	22	9.28	18	9.01	19

	35.21		30.24		34.80		33.47

International
Light crude oil (per boe) (2)
Gross price	89.17		66.01		77.07		73.60
Royalties	24.14	27	10.57	16	15.50	20	12.17	17

Net sales price	65.03		55.44		61.57		61.43
Operating costs (3)	4.25	5	4.90	7	3.84	5	3.81	5

	60.78		50.54		57.73		57.62

Total
Crude oil equivalent (per boe) (2)
Gross price	55.20		45.83		52.41		49.34
Royalties	9.58	17	5.32	11	7.74	15	6.19	12

Net sales price	45.62		40.51		44.67		43.15
Operating costs (3)	9.61	18	9.51	21	9.09	17	8.77	18

	36.01		31.00		35.58		34.38
DD&A	11.71	21	11.23	25	11.75	22	11.24	23
Administration expenses & other (3)	0.22	—	0.34	1	(0.17)	—	0.48	1

Earnings before income taxes	24.08	44	19.43	42	24.00	46	22.66	46

		100		100		100		100

(1)	Percent of gross price.

(2)	Includes associated co-products converted to boe.

(3)	Operating costs exclude accretion, which is included in administration expenses & other.

(4)	Includes associated co-products converted to mcfge.

(5)	During the third quarter of 2007, White Rose royalties increased to 16% because the project, off the East Coast, achieved payout status for Tier 1 royalties.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	10

Upstream Capital Expenditures Summary(1)	Three months		Year ended
	ended Dec. 31		Dec. 31
(millions of dollars)	2007	2006	2007	2006

Exploration
Western Canada	$118	$37	$456	$497
East Coast Canada and Frontier	51	38	84	79
International	24	8	70	77

	193	83	610	653

Development
Western Canada	476	593	1,575	1,675
East Coast Canada	36	28	197	279
International	1	—	6	20

	513	621	1,778	1,974

	$706	$704	$2,388	$$2,627

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period.

Western Canada Wells Drilled		Three months				Year ended
		ended Dec. 31				Dec. 31
		2007		2006		2007		2006
		Gross	Net	Gross	Net	Gross	Net	Gross	Net

Exploration	Oil	23	23	30	29	79	79	101	99
	Gas (1)	29	20	52	42	114	92	330	192
	Dry	1	—	2	2	14	12	26	24

		53	43	84	73	207	183	457	315

Development	Oil	154	143	210	209	571	530	590	543
	Gas (1)	102	56	183	159	343	251	565	490
	Dry	12	10	5	5	31	29	25	22

		268	209	398	373	945	810	1,180	1,055

Total		321	252	482	446	1,152	993	1,637	1,370

(1)	The decrease in the number of gas wells drilled for the year ended December 31, 2007 compared with 2006 reflects weaker gas prices and a fall in the number of coalbed methane wells.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	11

Midstream

Upgrading Earnings Summary	Three months		Year ended
	ended Dec. 31		Dec. 31
(millions of dollars, except where indicated)	2007	2006	2007	2006

Gross margin	$232	$145	$614	$624
Operating costs	61	55	221	224
Other recoveries	(1)	(2)	(4)	(6)
Depreciation and amortization	8	6	25	24
Income taxes	27	27	90	97

Earnings	$137	$59	$282	$285

Selected operating data:
Upgrader throughput (1) (mbbls/day)	73.1	70.8	61.4	71.0
Synthetic crude oil sales (mbbls/day)	66.5	64.1	53.1	62.5
Upgrading differential ($/bbl)	$36.74	$23.81	$30.73	$26.16
Unit margin ($/bbl)	$37.92	$24.57	$31.67	$27.35
Unit operating cost (2) ($/bbl)	$8.95	$8.39	$9.83	$8.65

(1)	Throughput includes diluent returned to the field.

(2)	Based on throughput.
Fourth Quarter
Upgrading earnings in the fourth quarter of 2007 were $78 million higher than the fourth quarter of 2006 due to an increased upgrading differential, higher sales volume of synthetic crude oil and a recovery of future tax expense due to federal rate reductions.
Twelve Months
Upgrading earnings in 2007 were $3 million less than 2006 largely due to lower sales volumes due to the 49-day plant turnaround offset by an increase in the upgrading differential.

Infrastructure and Marketing Earnings Summary	Three months		Year ended
	ended Dec. 31		Dec. 31
(millions of dollars, except where indicated)	2007	2006	2007	2006

Gross margin — pipeline	$28	$24	$115	$104
— other infrastructure and marketing	87	56	278	208
	115	80	393	312
Other expenses	7	3	14	11
Depreciation and amortization	7	7	28	24
Income taxes	20	24	98	80

Earnings	$81	$46	$253	$197

Selected operating data:
Aggregate pipeline throughput (mbbls/day)	497	465	501	475

Fourth Quarter
Infrastructure and marketing earnings in the fourth quarter of 2007 increased by $35 million over the same period in 2006 primarily due to higher earnings from sales of blended heavy crude oil, higher crude oil and NGL trading earnings and a recovery of future tax expense due to federal rate reductions.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	12

Twelve Months
Infrastructure and marketing earnings in 2007 increased by $56 million over 2006 primarily due to higher crude oil pipeline margins, higher crude oil and NGL trading earnings, higher earnings from sales of blended heavy crude oil and higher natural gas marketing earnings.
Midstream Capital Expenditures
Midstream capital expenditures totalled $309 million in 2007; $217 million at the Lloydminster Upgrader, primarily for debottleneck and reliability projects and expansion studies and $92 million on pipelines and infrastructure.

Downstream

Canadian Refined Products Earnings Summary	Three months		Year ended
	ended Dec. 31		Dec. 31
(millions of dollars, except where indicated)	2007	2006	2007	2006

Gross margin — fuel sales	$44	$17	$188	$138
— ancillary sales	11	10	42	36
— asphalt sales	29	23	160	94

	84	50	390	268
Operating and other expenses	25	21	82	74
Depreciation and amortization	19	14	66	48
Income taxes	(12)	5	50	40

Earnings	$52	$10	$192	$106

Selected operating data:
Number of fuel outlets			505	505
Light oil sales (million litres/day)	8.5	8.6	8.7	8.7
Light oil retail sales per outlet (thousand litres/day)	13.4	12.8	13.2	12.9
Prince George refinery throughput (mbbls/day)	11.6	11.2	10.5	9.0
Asphalt sales (mbbls/day)	24.5	21.0	21.8	23.4
Lloydminster refinery throughput (mbbls/day)	28.8	28.1	25.3	27.1
Ethanol production (thousand litres/day)	347.2	159.3	324.6	59.7

Fourth Quarter
Canadian refined products earnings in the fourth quarter of 2007 increased by $42 million over the fourth quarter of 2006 due to higher margins for gasoline and ethanol, higher sales volume for asphalt products and a recovery of future tax expense due to federal rate reductions.
Twelve Months
Canadian refined products earnings in 2007 increased by $86 million over 2006 due to higher margins for gasoline, distillates, ethanol and asphalt and higher sales volume of ethanol products partially offset by higher depreciation created by the startup of the Lloydminster ethanol plant.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	13

U.S. Refining and Marketing Earnings Summary	Three months	Six months
	ended Dec. 31	ended Dec. 31
(millions of dollars, except where indicated)	2007	2007

Gross refining margin	$155	$310
Processing costs	48	93
Operating and other expenses	1	1
Interest — net	—	1
Depreciation and amortization	25	47
Income taxes	30	63

Earnings	$51	$105

Selected operating data:
Refinery throughput (mbbls/day)
Crude oil and other feedstock	147	144
Yield (mbbls/day)
Gasoline	84	82
Middle distillates	52	47
Other fuel and feedstock	13	16
Margins ($/bbl crude throughput)
Gross refining margin	11.12	12.42
Unit operating costs ($/bbl of yield)	3.47	3.48
Refined product sales (mbbls/day)
Gasoline	87	81
Middle distillates	52	46
Other fuel and feedstock	14	13

The Lima refinery had a good fourth quarter meeting expectations and operating normally following the electrical transformer outage in the third quarter.
Downstream Capital Expenditures
Canadian refined products capital expenditures totalled $212 million in 2007; $3 million at the Lloydminster ethanol plant, $114 million at the Minnedosa ethanol plant, $69 million for marketing location upgrades and construction, $17 million for debottleneck and upgrade projects at the Lloydminster asphalt refinery and asphalt distribution facilities and $9 million at the Prince George refinery.
Subsequent to the acquisition of the Lima refinery, capital expenditures at the refinery for the six months ended December 31, 2007 totalled $21 million and were largely for environmental projects and plant upgrades to improve reliability.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	14

Corporate

Corporate Summary	Three months		Year ended
	ended Dec. 31		Dec. 31
(millions of dollars) income (expense)	2007	2006	2007	2006

Intersegment eliminations — net	$(16)	$36	$(51)	$20
Administration expenses	(21)	(16)	(54)	(35)
Stock-based compensation	(40)	(35)	(88)	(138)
Accretion	—	(1)	(4)	(3)
Other — net	6	(4)	(5)	(23)
Depreciation and amortization	(7)	(10)	(25)	(27)
Interest on debt	(46)	(27)	(148)	(125)
Interest capitalized	6	3	19	33
Foreign exchange — realized	(32)	(12)	(74)	7
Foreign exchange — unrealized	26	4	125	17
Income taxes	13	36	91	117

Earnings (loss)	$(111)	$(26)	$(214)	$(157)

Foreign Exchange Summary	Three months		Year ended
	ended Dec. 31		Dec. 31
(millions of dollars)	2007	2006	2007	2006

(Gain) loss on translation of U.S. dollar denominated long-term debt
Realized	$—	$(11)	$—	$(42)
Unrealized	(9)	71	(197)	35

	(9)	60	(197)	(7)

Cross currency swaps
Realized	—	47	—	47
Unrealized	3	(69)	62	(43)

	3	(22)	62	4

Other (gains) losses	12	(30)	84	(21)

	$6	$8	$(51)	$(24)

U.S./Canadian dollar exchange rates:
At beginning of period	U.S. $1.004	U.S. $0.897	U.S. $0.858	U.S. $0.858
At end of period	U.S. $1.012	U.S. $0.858	U.S. $1.012	U.S. $0.858

Corporate Capital Expenditures
Corporate capital expenditures totalled $44 million in 2007 primarily for various office and information system upgrades.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	15

ADDITIONAL INFORMATION
Oil and Gas Reserves

Reconciliation of Proved Reserves(1)
	Crude oil
	& NGL	Natural gas	Equivalent units
	(mmbbls)	(bcf)	(mmboe)

December 31, 2006	647	2,143	1,004
Revision of previous estimates	25	64	36
Discoveries, extensions and improved recovery	85	199	118
Purchase of reserves in place	1	36	7
Sale of reserves in place	(10)	(23)	(14)
Production	(99)	(228)	(137)

December 31, 2007	649	2,191	1,014

Proved plus probable reserves
December 31, 2007	2,688	3,180	3,218
December 31, 2006	2,006	2,626	2,444

(1)	Constant price before royalties.
Non-GAAP Measures
Disclosure of Cash Flow from Operations
This document contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow — operating activities” as determined in accordance with generally accepted accounting principles as an indicator of our financial performance. Our determination of cash flow from operations may not be comparable to that reported by other companies. Cash flow from operations equals net earnings plus items not affecting cash which include accretion, depletion, depreciation and amortization, future income taxes, foreign exchange and other non-cash items.
     The following table shows the reconciliation of cash flow from operations to cash flow — operating activities for the periods noted:

	Year ended December 31
(millions of dollars)	2007	2006

Non-GAAP Cash flow from operations	$5,426	$4,501
Settlement of asset retirement obligations	(51)	(36)
Change in non-cash working capital	(718)	544

GAAP Cash flow — operating activities	$4,657	$5,009

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	16

Abbreviations

bbls	barrels
bps	basis points
mbbls	thousand barrels
mbbls/day	thousand barrels per day
mmbbls	million barrels
mcf	thousand cubic feet
mmcf	million cubic feet
mmcf/day	million cubic feet per day
bcf	billion cubic feet
tcf	trillion cubic feet
boe	barrels of oil equivalent
mboe	thousand barrels of oil equivalent
mboe/day	thousand barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcfge	thousand cubic feet of gas equivalent
GJ	gigajoule
mmbtu	million British Thermal Units
mmlt	million long tons
MW	megawatt
MWh	megawatt-hour
NGL	natural gas liquids
WTI	West Texas Intermediate
NYMEX	New York Mercantile Exchange
NIT LIBOR	NOVA Inventory Transfer London Interbank Offered Rate
CDOR	Certificate of Deposit Offered Rate
SEDAR	System for Electronic Document Analysis and Retrieval
FPSO	Floating production, storage and offloading vessel
FEED	Front-end engineering design
OPEC	Organization of Petroleum Exporting Countries
WCSB	Western Canada Sedimentary Basin
SAGD	Steam-assisted gravity drainage
Terms

Bitumen	A naturally occurring viscous mixture consisting mainly of pentanes and heavier hydrocarbons. It is more viscous than 10 degrees API
Capital Employed	Short- and long-term debt and shareholders’ equity
Capital Expenditures	Includes capitalized administrative expenses and capitalized interest but does not include proceeds or other assets
Capital Program	Capital expenditures not including capitalized administrative expenses or capitalized interest
Carbonate	Sedimentary rock primarily composed of calcium carbonate (limestone) or calcium magnesium carbonate (dolomite) which forms many petroleum reservoirs
Cash Flow from Operations	Earnings from operations plus non-cash charges before settlement of asset retirement obligations and change in non- cash working capital
Coalbed Methane	Methane (CH4), the principal component of natural gas, is adsorbed in the pores of coal seams
Contingent Resource	Are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but not currently economic
Dated Brent	Prices which are dated less than 15 days prior to loading for delivery
Design Rate Capacity	Maximum continuous rated output of a plant based on its design
Discovered Resource	Are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources are divided into economic and uneconomic categories, with the estimated future recoverable portion classified as reserves and contingent resources, respectively
Equity	Shares, retained earnings and accumulated other comprehensive income

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	17

Feedstock	Raw materials which are processed into petroleum products
Front-end Engineering Design	Preliminary engineering and design planning, which among other things, identifies project objectives, scope, alternatives, specifications, risks, costs, schedule and economics
Glory Hole	An excavation in the seabed where the wellheads and other equipment are situated to protect them from scouring icebergs
Gross/Net Acres/Wells	Gross refers to the total number of acres/wells in which an interest is owned. Net refers to the sum of the fractional working interests owned by a company
Gross Reserves/Production	A company’s working interest share of reserves/production before deduction of royalties
Heads of Agreement	A non-binding document that outlines the main issues relevant to a tentative formal agreement
Hectare	One hectare is equal to 2.47 acres
Nameplate Capacity	The maximum rated output at which a plant or other equipment was designed and constructed to safely and efficiently operate under specified conditions
Near-month Prices	Prices quoted for contracts for settlement during the next month
NOVA Inventory Transfer	Exchange or transfer of title of gas that has been received into the NOVA pipeline system but not yet delivered to a connecting pipeline
Polymer	A substance which has a molecular structure built up mainly or entirely of many similar units bonded together
Possible Reserves	Are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved + probable + possible reserves
Surfactant	A substance that tends to reduce the surface tension of a liquid in which it is dissolved
Total Debt	Long-term debt including current portion and bank operating loans
Forward-Looking Statements or Information
Certain statements in this release and Interim Report are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The Company is hereby providing cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those projected in these forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and are forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, forward-looking statements include: the closing of our joint venture agreement with BP, the throughput restriction at White Rose and East Coast seismic acquisition, our production plans for the Tucker in-situ oil sands project, our Sunrise and Caribou oil sands project production plans and development application schedule, our Northwest Territories drilling program, the schedule of our offshore China geophysical and drilling programs, the commencement of production at the Madura BD natural gas and NGL field, the timing for contracting front-end engineering design work for Indonesia, our Minnedosa plant production capability, our work programs for offshore Greenland and our plans to review options in respect of reconfiguring and expanding the Lima refinery. Accordingly, any such forward-looking statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this release. Among the key factors that have a direct bearing on our results of operations are the nature of our involvement in the business of exploration for, and development and production of crude oil and natural gas reserves and the fluctuation of the exchange rates between the Canadian and United States dollar.
Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence actual results include, but are not limited to:
•	the prices we receive for our crude and natural gas production;

•	demand for our products and our cost of operations;

•	our ability to replace our proved oil and gas reserves in a cost-effective manner;

•	competitive actions of other companies, including increased competition from other oil and gas companies;

•	business interruptions because of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us and that may or may not be financially recoverable;

•	foreign exchange risk;

•	actions by governmental authorities, including changes in environmental and other regulations that may impose operating costs or restrictions in areas where we operate; and

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	18

•	the accuracy of our reserve estimates and estimated production levels.
These risks, uncertainties and other factors are discussed in our Annual Information Form and our Form 40-F, available at www.sedar.com and www.sec.gov, respectively.
Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
Cautionary Note Required by National Instrument 51-101
The Company uses the terms barrels of oil equivalent (“boe”) and thousand cubic feet of gas equivalent (“mcfge”), which are calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the terms boe and mcfge may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.
Husky’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Husky by Canadian securities regulatory authorities, which permits Husky to provide disclosure required by and consistent with the requirements of the United States Securities and Exchange Commission and the Financial Accounting Standards Board in the United States in place of much of the disclosure expected by National Instrument 51-101, “Standards of Disclosure for Oil and Gas Activities.” Please refer to “Disclosure of Exemption Under National Instrument 51-101” on page 2 of our Annual Information Form for the year ended December 31, 2006 filed with securities regulatory authorities for further information.
The Company has disclosed contingent resources of bitumen in this news release. Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingencies may include factors such as satisfactory drilling and testing results, adequate economic and market considerations and commitment to develop these resources as well as other factors such as legal, environmental, political and regulatory issues. There is no certainty that it will be commercially viable to produce any portion of these resources.
Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or lack of market. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage.
Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission permits U.S. oil and gas companies, in their filings with the SEC, to disclose only proved reserves, that is reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. We use certain terms in this release, such as “probable reserves,” “possible reserves,” “discovered resource” and “contingent resource,” that the SEC’s guidelines strictly prohibit in filings with the SEC by U.S. oil and gas companies. U.S. investors should refer to our Annual Report on Form 40-F available from us or the SEC for further reserve disclosure.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	19

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets

	December 31	December 31
	2007	2006
(millions of dollars, except share data)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$208	$442
Accounts receivable	1,622	1,284
Inventories	1,190	428
Prepaid expenses	28	25

	3,048	2,179
Property, plant and equipment — (full cost accounting)	29,407	25,552
Less accumulated depletion, depreciation and amortization	11,602	10,002

	17,805	15,550
Goodwill	660	160
Other assets	184	44

	$21,697	$17,933

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$2,358	$2,574
Long-term debt due within one year (note 7)	741	100

	3,099	2,674
Long-term debt (note 7)	2,073	1,511
Other long-term liabilities (note 8)	918	756
Future income taxes (note 9)	3,957	3,372
Commitments and contingencies (note 10)
Shareholders’ equity
Common shares (note 11)	3,551	3,533
Retained earnings	8,176	6,087
Accumulated other comprehensive income	(77)	—

	11,650	9,620

	$21,697	$17,933

Common shares outstanding (millions) (note 11)	849.0	848.5

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	20

Consolidated Statements of Earnings and Comprehensive Income

	Three months		Year ended
	ended Dec. 31		Dec. 31
(millions of dollars, except share data) (unaudited)	2007	2006	2007	2006

Sales and operating revenues, net of royalties	$4,760	$3,084	$15,518	$12,664
Costs and expenses
Cost of sales and operating expenses	3,081	1,760	9,296	7,169
Selling and administration expenses	71	47	219	162
Stock-based compensation	40	35	88	138
Depletion, depreciation and amortization	462	426	1,806	1,599
Interest — net (note 7)	40	24	130	92
Foreign exchange (note 7)	6	8	(51)	(24)
Other — net (note 13)	(16)	3	(97)	22

	3,684	2,303	11,391	9,158

Earnings before income taxes	1,076	781	4,127	3,506

Income taxes
Current	110	54	347	678
Future (note 9)	(108)	185	566	102

	2	239	913	780

Net earnings	1,074	542	3,214	2,726
Other comprehensive income (note 3)
Derivatives designated as cash flow hedges, net of tax (note 13)	10	—	14	—
Cumulative foreign currency translation adjustment	(35)	—	(175)	—
Hedge of net investment, net of tax (note 13)	11	—	102	—

	(14)	—	(59)	—

Comprehensive income (note 3)	$1,060	$542	$3,155	$2,726

Earnings per share
Basic and diluted (note 11)	$1.26	$0.64	$3.79	$3.21
Weighted average number of common shares outstanding (millions)
Basic and diluted (note 11)	849.0	848.5	848.8	848.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	21

Consolidated Statements of Changes in Shareholders’ Equity

	Three months		Year ended
	ended Dec. 31		Dec. 31
(millions of dollars) (unaudited)	2007	2006	2007	2006

Common shares
Beginning of period	$3,549	$3,532	$3,533	$3,523
Options exercised	2	1	18	10

End of period	3,551	3,533	3,551	3,533

Retained earnings
Beginning of period	7,382	5,757	6,087	3,997
Net earnings	1,074	542	3,214	2,726
Dividends on common shares
Ordinary	(280)	(212)	(917)	(636)
Special	—	—	(212)	—
Adoption of financial instruments (notes 3, 13)	—	—	4	—

End of period	8,176	6,087	8,176	6,087

Accumulated other comprehensive income
Beginning of period	(63)	—	—	—
Adoption of financial instruments (notes 3, 13)	—	—	(18)	—
Other comprehensive income (note 3)
Derivatives designated as cash flow hedges, net of tax (note 13	) 10	—	14	—
Cumulative foreign currency translation adjustment	(35)	—	(175)	—
Hedge of net investment, net of tax (note 13)	11	—	102	—

	(14)	—	(59)	—

End of period	(77)	—	(77)	—

Shareholders’ equity	$11,650	$9,620	$11,650	$9,620

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	22

Consolidated Statements of Cash Flows

	Three months		Year ended
	ended Dec. 31		Dec. 31
(millions of dollars) (unaudited)	2007	2006	2007	2006

Operating activities
Net earnings	$1,074	$542	$3,214	$2,726
Items not affecting cash
Accretion (note 8)	12	11	47	45
Depletion, depreciation and amortization	462	426	1,806	1,599
Future income taxes	(108)	185	566	102
Foreign exchange	(8)	39	(135)	(3)
Other	(7)	4	(72)	32
Settlement of asset retirement obligations (note 8)	(16)	(12)	(51)	(36)
Change in non-cash working capital (note 5)	142	(89)	(718)	544

Cash flow — operating activities	1,551	1,106	4,657	5,009

Financing activities
Bank operating loans financing — net	(44)	—	—	—
Long-term debt issue	600	—	7,222	1,226
Long-term debt repayment	(601)	(171)	(5,722)	(1,493)
Settlement of cross currency swap	—	(47)	—	(47)
Debt issue costs	—	—	(8)	—
Proceeds from exercise of stock options	1	—	5	3
Dividends on common shares	(280)	(212)	(1,129)	(636)
Other	—	(1)	—	(1)
Change in non-cash working capital (note 5)	(292)	(14)	65	(678)

Cash flow — financing activities	(616)	(445)	433	(1,626)

Available for investing	935	661	5,090	3,383

Investing activities
Capital expenditures	(840)	(882)	(2,931)	(3,171)
Corporate acquisition (note 4)	—	—	(2,589)	—
Asset sales	1	—	333	34
Other	(2)	—	(44)	(12)
Change in non-cash working capital (note 5)	107	119	(93)	40

Cash flow — investing activities	(734)	(763)	(5,324)	(3,109)

Increase (decrease) in cash and cash equivalents	201	(102)	(234)	274
Cash and cash equivalents, beginning of period	7	544	442	168

Cash and cash equivalents, end of period	$208	$442	$208	$442

The accompanying notes to the consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	23

Notes to the Consolidated Financial Statements
Year ended December 31, 2007 (unaudited)
Except where indicated, all dollar amounts are in millions.
Note 1 Segmented Financial Information

			Midstream				Downstream
					Infrastructure and		Canadian		U.S. Refining		Corporate and
	Upstream		Upgrading		Marketing		Refined Products		and Marketing		Eliminations(1)		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Three months ended December 31
Sales and operating revenues, net of royalties	$1,568	$1,434	$530	$385	$2,617	$2,377	$758	$579	$1,340	$—	$(2,053)	$(1,691)	$4,760	$3,084
Costs and expenses
Operating, cost of sales, selling and general	358	373	358	293	2,509	2,300	699	550	1,234	—	(1,982)	(1,671)	3,176	1,845
Depletion, depreciation and amortization	396	389	8	6	7	7	19	14	25	—	7	10	462	426
Interest — net	—	—	—	—	—	—	—	—	—	—	40	24	40	24
Foreign exchange	—	—	—	—	—	—	—	—	—	—	6	8	6	8

	754	762	366	299	2,516	2,307	718	564	1,259	—	(1,929)	(1,629)	3,684	2,303

Earnings (loss) before income taxes	814	672	164	86	101	70	40	15	81	—	(124)	(62)	1,076	781
Current income taxes	41	62	5	(31)	18	22	4	2	14	—	28	(1)	110	54
Future income taxes	(91)	157	22	58	2	2	(16)	3	16	—	(41)	(35)	(108)	185

Net earnings (loss)	$864	$453	$137	$59	$81	$46	$52	$10	$51	$—	$(111)	$(26)	$1,074	$542

Capital expenditures - Three months ended Dec. 31 (2)	$706	$704	$44	$65	$15	$27	$52	$83	$16	$—	$20	$14	$853	$893

Year ended Dec. 31
Sales and operating revenues, net of royalties	$6,222	$5,772	$1,524	$1,679	$10,217	$9,559	$2,916	$2,575	$2,383	$—	$(7,744)	$(6,921)	$15,518	$12,664
Costs and expenses
Operating, cost of sales, selling and general	1,308	1,321	1,127	1,273	9,838	9,258	2,608	2,381	2,167	—	(7,542)	(6,742)	9,506	7,491
Depletion, depreciation and amortization	1,615	1,476	25	24	28	24	66	48	47	—	25	27	1,806	1,599
Interest — net	—	—	—	—	—	—	—	—	1	—	129	92	130	92
Foreign exchange	—	—	—	—	—	—	—	—	—	—	(51)	(24)	(51)	(24)

	2,923	2,797	1,152	1,297	9,866	9,282	2,674	2,429	2,215	—	(7,439)	(6,647)	11,391	9,158

Earnings (loss) before income taxes	3,299	2,975	372	382	351	277	242	146	168	—	(305)	(274)	4,127	3,506
Current income taxes	122	519	10	53	68	79	17	19	28	—	102	8	347	678
Future income taxes	581	161	80	44	30	1	33	21	35	—	(193)	(125)	566	102

Net earnings (loss)	$2,596	$2,295	$282	$285	$253	$197	$192	$106	$105	$—	$(214)	$(157)	$3,214	$2,726

Capital expenditures — Year ended Dec. 31 (2)	$2,388	$2,627	$217	$184	$92	$68	$212	$285	$21	$—	$44	$37	$2,974	$3,201

Goodwill additions — Year ended Dec. 31	$—	$—	$—	$—	$—	$—	$—	$—	$500	$—	$—	$—	$500	$—
Total assets — As at Dec. 31	$14,395	$13,920	$1,405	$992	$1,134	$1,329	$1,335	$1,114	$3,058	$—	$370	$578	$21,697	$17,933

(1)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventories.

(2)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	24

Geographical Financial Information

					Other
	Canada		United States		International		Total
	2007	2006	2007	2006	2007	2006	2007	2006

Three months ended December 31
Sales and operating revenues, net of royalties	$3,088	$2,694	$1,603	$330	$69	$60	$4,760	$3,084
Capital expenditures (1)	812	885	16	—	25	8	853	893

Year ended December 31
Sales and operating revenues, net of royalties	$11,736	$11,050	$3,494	$1,340	$288	$274	$15,518	$12,664
Capital expenditures (1)	2,877	3,104	21	—	76	97	2,974	3,201

As at December 31
Property, plant and equipment, net	$16,017	$15,200	$1,417	$3	$371	$347	$17,805	$15,550
Goodwill (2)	160	160	500	—	—	—	660	160

(1)	Excludes capitalized costs related to asset retirement obligations incurred during the period and corporate acquisitions.

(2)	Changes in goodwill for the U.S. arise from translation of goodwill in our self-sustaining U.S. operations. Refer to note 4, Corporate Acquisition.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	25

Note 2 Significant Accounting Policies
The interim consolidated financial statements of Husky Energy Inc. (“Husky” or “the Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006, except as noted below. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2006. Certain prior years’ amounts have been reclassified to conform with current presentation.
Note 3 Changes in Accounting Policies
a) Financial Instruments and Hedging Activities
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) section 3855, “Financial Instruments — Recognition and Measurement,” section 3865, “Hedges,” section 1530, “Comprehensive Income” and section 3861, “Financial Instruments - Disclosure and Presentation.” The Company has adopted these standards prospectively and the comparative interim consolidated financial statements have not been restated. Transition amounts have been recorded in retained earnings or accumulated other comprehensive income.
i) Financial Instruments
All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held for trading financial assets and financial liabilities, loans or receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification. Unrealized gains and losses on held for trading financial instruments are recognized in earnings. Gains and losses on available for sale financial assets are recognized in other comprehensive income and are transferred to earnings when the asset is derecognized. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.
Upon adoption and with any new financial instrument, an irrevocable election is available that allows entities to classify any financial asset or financial liability as held for trading, even if the financial instrument does not meet the criteria to designate it as held for trading. The Company has not elected to classify any financial assets or financial liabilities as held for trading unless they meet the held for trading criteria. A held for trading financial instrument is not a loan or receivable and includes one of the following criteria:
•	is a derivative, except for those derivatives that have been designated as effective hedging instruments;

•	has been acquired or incurred principally for the purpose of selling or repurchasing in the near future; or

•	is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking.
For financial assets and financial liabilities that are not classified as held for trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the fair value initially recognized for that financial instrument. These costs are expensed to earnings using the effective interest rate method.
ii) Derivative Instruments and Hedging Activities
Derivative instruments are utilized by the Company to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	26

utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges. Hedge accounting continues to be optional.
At the inception of a hedge, if the Company elects to use hedge accounting, the Company formally documents the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and hedging items and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedge. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
All derivative instruments are recorded on the balance sheet at fair value in either accounts receivable, other assets, accounts payable and accrued liabilities, or other long-term liabilities. Freestanding derivative instruments are classified as held for trading financial instruments. Gains and losses on these instruments are recorded in other expenses in the consolidated statement of earnings in the period they occur. Derivative instruments that have been designated and qualify for hedge accounting have been classified as either fair value or cash flow hedges. For fair value hedges, the gains or losses arising from adjusting the derivative to its fair value are recognized immediately in earnings along with the gain or loss on the hedged item. For cash flow hedges, the effective portion of the gains and losses is recorded in other comprehensive income until the hedged transaction is recognized in earnings. When the earnings impact of the underlying hedged transaction is recognized in the consolidated statement of earnings, the fair value of the associated cash flow hedge is reclassified from other comprehensive income into earnings. Any hedge ineffectiveness is immediately recognized in earnings. For any hedging relationship that has been determined to be ineffective, hedge accounting is discontinued on a prospective basis.
The Company may enter into commodity price contracts to hedge anticipated sales of crude oil and natural gas production to manage its exposure to price fluctuations. Gains and losses from these contracts are recognized in upstream oil and gas revenues as the related sales occur.
The Company may enter into commodity price contracts to offset fixed price contracts entered into with customers and suppliers to retain market prices while meeting customer or supplier pricing requirements. Gains and losses from these contracts are recognized in midstream revenues or costs of sales.
The Company may enter into power price contracts to hedge anticipated purchases of electricity to manage its exposure to price fluctuations. Gains and losses from these contracts are recognized in upstream operating expenses as the related purchases occur.
The Company may enter into interest rate swap agreements to hedge its fixed and floating interest rate mix on long-term debt. Gains and losses from these contracts are recognized as an adjustment to the interest expense on the hedged debt instrument.
The Company may enter into foreign exchange contracts to hedge its foreign currency exposures on U.S. dollar denominated long-term debt. Gains and losses on these instruments related to foreign exchange are recorded in the foreign exchange expense in the period to which they relate, offsetting the respective foreign exchange gains and losses recognized on the underlying foreign currency long-term debt. The remaining portion of the gain or loss is recorded in accumulated other comprehensive income and is adjusted for changes in the fair value of the instrument over the life of the debt.
The Company may enter into foreign exchange forwards and foreign exchange collars to hedge anticipated U.S. dollar denominated crude oil and natural gas sales. Gains and losses on these instruments are recognized as an adjustment to upstream oil and gas revenues when the sale is recorded.
For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. However, if

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	27

the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.
Fair values of the derivatives are based on quoted market prices where available. The fair values of swaps and forwards are based on forward market prices. If a forward price is not available for a commodity based forward, a forward price is estimated using an existing forward price adjusted for quality or location.
iii) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company selected January 1, 2003 as its transition date for accounting for any potential embedded derivatives.
iv) Comprehensive Income
Comprehensive income consists of net earnings and other comprehensive income (“OCI”). OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge and the change in fair value of any available for sale financial instruments. Amounts included in OCI are shown net of tax. Accumulated other comprehensive income is a new equity category comprised of the cumulative amounts of OCI.
b) Lima, Ohio Refinery Acquisition
As a result of the Lima, Ohio refinery acquisition, effective July 1, 2007, the following accounting policies have been implemented:
i) Financial Instruments and Hedging Activities — Net Investment Hedges
The Company may designate certain U.S. dollar denominated debt as a hedge of its net investment in self-sustaining foreign operations. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in other comprehensive income, net of tax and are limited to the translation gain or loss on the net investment.
ii) Foreign Currency Translation
The accounts of self-sustaining foreign operations are translated using the current rate method. Assets and liabilities are translated at the period-end exchange rate and revenues and expenses are translated at the average exchange rates for the period. Gains and losses on the translation of self-sustaining foreign operations are included in a separate component of accumulated other comprehensive income.
iii) Precious Metals
The Company uses precious metals in conjunction with catalyst as part of the refining process at the Lima, Ohio refinery. These precious metals remain intact; however, there is a loss during the reclamation process. The estimated loss is amortized to operating expenses over the period that the precious metal is in use, which is approximately two to five years. After the reclamation process, the actual loss is compared to the estimated loss and any difference is recognized in earnings.
c) Accounting Changes
Effective January 1, 2007, the Company adopted the revised recommendations of CICA section 1506, “Accounting Changes.” The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The guidance was

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	28

effective for all changes in accounting polices, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.
d) Inventories
In June 2007, the Canadian Accounting Standards Board (“AcSB”) issued CICA section 3031, “Inventories,” which replaces section 3030 of the same name. The new guidance provides additional measurement and disclosure requirements. Under the new guidance, the last-in, first-out (“LIFO”) basis for determining cost will no longer be permitted and reversals of impairment write-downs, which are not currently allowable, will be required. Section 3031 is effective for the Company on January 1, 2008. The Company has assessed section 3031 and has determined that the adoption of this standard will not have an impact on the financial statements.
Note 4 Corporate Acquisition
Effective July 1, 2007, the Company acquired a refinery in Lima, Ohio from The Premcor Refining Group Inc., an indirect wholly owned subsidiary of Valero Energy Corporation through the purchase of all of the issued and outstanding shares of Lima Refining Company (“Lima”). The total cash consideration was U.S. $1.9 billion plus U.S. $540 million for the cost of feedstock and product inventory. The results of Lima are included in the consolidated financial statements of the Company from its acquisition date. The operations of Lima are a self-sustaining foreign operation for foreign currency translation purposes.
Prior to the acquisition of Lima, the Company’s business was conducted through three major business segments — Upstream, Midstream and Refined Products. The Refined Products segment has been renamed “Downstream” and includes refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products (Canadian Refined Products) and refining in the U.S. of primarily light sweet crude oil to produce and market gasoline and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing). The Lima operations have been included in the Downstream — U.S. Refining and Marketing segment in note 1, Segmented Financial Information.
The allocation of the aggregate purchase price based on the estimated fair values of the net assets of Lima on its acquisition date was as follows:

	U.S. $	Cdn $

Net assets acquired
Working capital	$4	$4
Property, plant and equipment	1,455	1,542
Goodwill (1)	506	536
Other assets	25	26
Other long-term liabilities	(86)	(91)

	1,904	2,017
Feedstock and product inventory acquired	540	572

Total	$2,444	$2,589

(1)	Allocated to U.S. Refining and Marketing in the Company’s downstream segment. For U.S. income tax purposes, goodwill is deductible and amortized over a 15-year period. Refer to note 1, Segmented Financial Information.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	29

Note 5 Cash Flows — Change in Non-cash Working Capital

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2007	2006	2007	2006

a) Change in non-cash working capital was as follows:

Decrease (increase) in non-cash working capital

Accounts receivable	$(281)	$(282)	$(345)	$(428)

Inventories	(114)	9	(212)	43

Prepaid expenses	23	34	1	14

Accounts payable and accrued liabilities	329	255	(190)	277

Change in non-cash working capital	$(43)	$16	$(746)	$(94)

Relating to:

Operating activities	$142	$(89)	$(718)	$544

Financing activities	(292)	(14)	65	(678)

Investing activities	107	119	(93)	40

b) Other cash flow information:

Cash taxes paid	$61	$52	$926	$215

Cash interest paid	57	46	162	147

Note 6 Bank Operating Loans
At December 31, 2007, the Company had unsecured short-term borrowing lines of credit with banks totalling $270 million (December 31, 2006 — $220 million). As at December 31, 2007 and 2006, there were no bank operating loans outstanding. As of December 31, 2007, letters of credit under these lines of credit totalled $73 million (December 31, 2006 — $19 million).

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	30

Note 7 Long-term Debt

			December 31

	Maturity	2007	2006	2007	2006

		Cdn $ Amount		U.S. $ Denominated

Long-term debt

Medium-term notes (1)	2009	$203	$200	$—	$—

6.25% notes	2012	395	466	400	400

7.55% debentures	2016	198	233	200	200

6.20% notes	2017	296	—	300	—

6.15% notes	2019	296	350	300	300

8.90% capital securities	2028	223	262	225	225

6.80% notes	2037	445	—	450	—

Debt issue costs (2)		(20)	—	—	—

Unwound interest rate swaps (3)		37	—	—	—

		$2,073	$1,511	$1,875	$1,125

Long-term debt due within one year

Bridge financing (4)	2008	$741	$—	$750	$—
Medium-term notes	2007	—	100	—	—

		$741	$100	$750	$—

(1)	The carrying value of the medium-term notes has been adjusted to fair value to meet the accounting requirements for a fair value hedge. Refer to note 13, Financial Instruments and Risk Management.

(2)	Debt issue costs have been reclassified to long-term debt with the adoption of financial instruments. Previously, these deferred costs were included in other assets.

(3)	The unamortized portion of the gain on previously unwound interest rate swaps that would be designated as fair value hedges is required to be included in the carrying value of long-term debt with the adoption of financial instruments.

(4)	The Company has the right to extend the maturity of the bridge financing to June 26, 2009 by providing 30 days’ notice.
In July 2007, the Company obtained short-term bridge financing from several banks to facilitate closing the acquisition of the Lima, Ohio refinery. The bridge financing provided U.S. $1.5 billion while the remaining funds required were drawn under existing credit facilities. On September 11, 2007, the Company refinanced U.S. $750 million of the bridge financing by issuing U.S. $300 million of 6.20% notes due September 15, 2017 and U.S. $450 million of 6.80% notes due September 15, 2037. This was the first offering by Husky under a base shelf prospectus dated September 21, 2006 filed with securities regulatory authorities in Canada and the United States. The notes are redeemable at the option of the Company at any time, subject to a make whole provision. Interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of Husky’s other unsecured and unsubordinated indebtedness.
Interest — net consisted of:

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2007	2006	2007	2006

Long-term debt	$45	$30	$151	$130

Short-term debt	1	1	6	5

	46	31	157	135
Amount capitalized	(6)	(3)	(19)	(33)

	40	28	138	102
Interest income	—	(4)	(8)	(10)

	$40	$24	$130	$92

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	31

Foreign exchange consisted of:

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2007	2006	2007	2006

(Gain) loss on translation of U.S. dollar denominated long-term debt	$(9)	$60	$(197)	$(7)

Cross currency swaps	3	(22)	62	4

Other (gains) losses	12	(30)	84	(21)

	$6	$8	$(51)	$(24)

Note 8 Other Long-term Liabilities
Asset Retirement Obligations
Changes to asset retirement obligations were as follows:

	Year ended
	December 31

	2007	2006

Asset retirement obligations at beginning of year	$622	$557

Liabilities incurred	57	35

Liabilities disposed	(13)	(1)

Liabilities settled	(51)	(36)

Revisions	—	22

Accretion	47	45

Asset retirement obligations at end of year	$662	$622

At December 31, 2007, the estimated total undiscounted inflation-adjusted amount required to settle outstanding asset retirement obligations was $4.7 billion. These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 30 years into the future. This amount has been discounted using credit-adjusted risk free rates ranging from 6.2% to 6.8%.
Note 9 Income Taxes
In the fourth quarter of 2007, a recovery of future income taxes resulted from recording a non-recurring tax benefit of $365 million that arose due to changes in the federal tax rates. The related federal tax legislation was substantively enacted by December 31, 2007. This benefit was in addition to a $30 million recovery that was recorded in the second quarter also related to a reduction in federal tax rates. In the second quarter of 2006, future income taxes included a tax benefit of $328 million that arose due to federal and provincial tax rate changes.
Note 10 Commitments and Contingencies
The Company has no material litigation other than various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
Note 11 Share Capital
The Company’s authorized share capital consists of an unlimited number of no par value common and preferred shares.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	32

On June 27, 2007, the Company filed Articles of Amendment to implement a two-for-one share split of its issued and outstanding common shares. The share split was approved at a special meeting of the shareholders on June 27, 2007. All references to common share amounts, including common shares issued and outstanding, basic and diluted earnings per share, dividend per share, weighted average number of common shares outstanding and stock options granted, exercised, surrendered and forfeited have been retroactively restated to reflect the impact of the two-for-one share split.
Common Shares
Changes to issued common shares were as follows:

		Year ended December 31

	2007		2006

	Number of		Number of
	Shares	Amount	Shares	Amount

Balance at beginning of year	848,537,018	$3,533	848,250,156	$3,523

Options exercised	423,292	18	286,862	10

Balance at December 31	848,960,310	$3,551	848,537,018	$3,533

Stock Options
In accordance with the Company’s stock option plan, common share options may be granted to officers and certain other employees. The stock option plan is a tandem plan that provides the stock option holder with the right to exercise the option or surrender the option for a cash payment. The exercise price of the option is equal to the weighted average trading price of the Company’s common shares during the five trading days prior to the date of the award. When the option is surrendered for cash, the cash payment is the difference between the weighted average trading price of the Company’s common shares on the trading day prior to the surrender date and the exercise price of the option.
Under the terms of the original stock option plan, the options awarded have a maximum term of five years and vest over three years on the basis of one-third per year. Effective February 26, 2007, the Board of Directors approved amendments to the Company’s stock option plan to also provide for performance vesting of stock options. Shareholder ratification was obtained at the Annual and Special Meeting of Shareholders on April 19, 2007. Performance options granted may vest in up to one-third increments if the Company’s annual total shareholder return (stock price appreciation and cumulative dividends on a reinvested basis) falls within certain percentile ranks relative to its industry peer group. The ultimate number of performance options that vest will depend upon the Company’s performance measured over three calendar years. If the Company’s performance is below the specified level compared with its industry peer group, the performance options awarded will be forfeited. If the Company’s performance is at or above the specified level compared with its industry peer group, the number of performance options exercisable shall be determined by the Company’s relative ranking.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	33

The following tables cover all stock options granted by the Company for the periods shown.

		Year ended December 31
	2007		2006

	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average
	(thousands)	Exercise Prices	(thousands)	Exercise Prices

Outstanding, beginning of year	11,656	$16.40	14,570	$12.91
Granted	26,926	$41.65	1,804	$35.71
Exercised for common shares	(423)	$11.84	(287)	$11.15
Surrendered for cash	(5,147)	$13.40	(3,902)	$11.97
Forfeited	(2,881)	$40.41	(529)	$21.41

Outstanding at December 31	30,131	$37.18	11,656	$16.40

Options exercisable at December 31	4,494	$14.09	4,463	$12.48

	December 31, 2007
		Outstanding Options		Options Exercisable

	Number of	Weighted	Weighted Average	Number of	Weighted
	Options	Average	Contractual Life	Options	Average
Range of Exercise Price	(thousands)	Exercise Prices	(years)	(thousands)	Exercise Prices

$7.23 — $9.99	44	$7.26	—	44	$7.26
$10.00 — $10.99	27	$10.32	1	27	$10.32
$11.00 — $12.99	3,832	$11.74	1	3,832	$11.74
$13.00 — $19.99	130	$15.92	2	84	$15.39
$20.00 — $29.99	455	$26.17	3	205	$26.43
$30.00 — $39.99	1,258	$35.89	3	302	$36.46
$40.00 — $42.57	24,385	$41.65	4	—	$—

	30,131	$37.18	4	4,494	$14.09

As a result of the special $0.25 per share dividend that was declared in February 2007, a downward adjustment of $0.175 was made to the exercise price of all outstanding stock options effective February 28, 2007, in accordance with the terms of the stock option plan under which the options were issued.
Note 12 Employee Future Benefits
Total benefit costs recognized were as follows:

	Three months		Year ended
	ended Dec. 31		Dec. 31

	2007	2006	2007	2006

Employer current service cost	$8	$8	$25	$21

Interest cost	4	2	11	9

Expected return on plan assets	(3)	(4)	(10)	(8)

Amortization of net actuarial losses	—	3	4	3

	$9	$9	$30	$25

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	34

Note 13 Financial Instruments and Risk Management
As described in note 3a), on January 1, 2007, the Company adopted the new CICA requirements relating to financial instruments. The following table summarizes the prospective adoption adjustments that were required as at January 1, 2007.

	December 31, 2006	Adoption	January 1, 2007
	(As Reported)	Adjustment	(As Restated)

Consolidated Balance Sheets
Assets
Accounts receivable	$1,284	$6	$1,290
Prepaid expenses	25	(2)	23
Other assets	44	(7)	37
Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	2,574	(5)	2,569
Long-term debt due within one year	100	(2)	98
Long-term debt	1,511	34	1,545
Other long-term liabilities	756	(10)	746
Future income taxes	3,372	(6)	3,366
Retained earnings	6,087	4	6,091
Accumulated other comprehensive income	—	(18)	(18)

Commodity Price Risk Management
Natural Gas Contracts
At December 31, 2007, the Company had the following third party offsetting physical purchase and sale natural gas contracts, which met the definition of a derivative instrument:

	Volumes
	(mmcf)	Fair Value

Physical purchase contracts	32,930	$6
Physical sale contracts	(32,930)	$(5)

These contracts have been recorded at their fair value in accounts receivable and the resulting unrealized gain has been recorded in other expenses in the consolidated statement of earnings for the period.
Interest Rate Risk Management
At December 31, 2007, the Company had entered into a fair value hedge using interest rate swap arrangements whereby the fixed interest rate coupon on the medium-term notes was swapped to floating rates with the following terms:

			Swap Rate
Debt	Amount	Swap Maturity	(percent)	Fair Value

6.95% medium-term notes	$200	July 14, 2009	CDOR + 175 bps	$3

This contract has been recorded at fair value in other assets.
During 2007, the Company recognized a gain of less than $1 million (2006 — gain of $1 million) from interest rate risk management activities.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	35

Embedded Derivative
The Company entered into a contract with a Norwegian-based company for drilling services offshore China. The contract currency is U.S. dollars, which is not the functional currency of either transacting party. As a result, this contract has been identified as containing an embedded derivative requiring bifurcation and separate accounting treatment at fair value. This embedded derivative has been recorded at fair value in accounts receivable and other assets and the resulting unrealized gain has been recorded in other expenses in the consolidated statement of earnings for the period. In 2007, the impact was an unrealized gain on the embedded derivative of $101 million.
Foreign Currency Risk Management
At December 31, 2007, the Company had a cash flow hedge using the following cross currency debt swaps:

				Interest Rate
Debt	Swap Amount	Canadian Equivalent	Swap Maturity	(percent)	Fair Value

6.25% notes	U.S. $150	$212	June 15, 2012	7.41	$(75)
6.25% notes	U.S. $75	$90	June 15, 2012	5.65	$(13)
6.25% notes	U.S. $50	$59	June 15, 2012	5.67	$(8)
6.25% notes	U.S. $75	$88	June 15, 2012	5.61	$(11)

These contracts have been recorded at fair value in other long-term liabilities. The portion of the fair value of the derivative related to foreign exchange losses has been recorded in earnings to offset the foreign exchange on the translation of the underlying debt. The remaining loss of $5 million, net of tax of $2 million, has been included in other comprehensive income. At December 31, 2007, the balance in accumulated other comprehensive income was $14 million, net of tax of $7 million.
The Company enters into short-dated foreign exchange contracts to fix the exchange rate for conversion of U.S. dollars to Canadian dollars. During 2007, the impact of these contracts was a loss of $18 million (2006 — gain of $2 million).
The Company entered into forward purchases of U.S. dollars to partially offset the fluctuations in foreign exchange related to the contract for drilling services offshore China, which contains an embedded derivative. At December 31, 2007, the following foreign exchange transactions had been entered into:

Date	Forward Purchases	Canadian Equivalent	Fair Value

October 5, 2007	U.S. $119	$117	$2
October 11, 2007	U.S. $119	$116	$2
October 29, 2007	U.S. $119	$115	$4

These forward contracts have been recorded at fair value in accounts receivable and other assets and the resulting gain has been recorded in other expenses in the consolidated statement of earnings. In 2007, the impact was a gain of $8 million.
Effective July 1, 2007, the Company’s U.S. $1.5 billion of debt financing related to the Lima acquisition was designated as a hedge of the Company’s net investment in the U.S. refining and marketing operations, which are considered self-sustaining. The unrealized foreign exchange gain of $102 million, net of tax of $19 million, arising from the translation of the debt is recorded in other comprehensive income.
Sale of Accounts Receivable
The Company has a securitization program to sell, on a revolving basis, accounts receivable to a third party up to $350 million. As at December 31, 2007, no accounts receivable had been sold under the program (December 31, 2006 — nil).

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	36

Note 14 Proposed Transaction with BP
In December 2007, the Company entered into an arrangement to create a 50/50 integrated oil sands joint venture with BP Corporation North America Inc. (“BP”), consisting of upstream and downstream assets. Under the terms of the arrangement, Husky will contribute its Sunrise assets located in the Athabasca oil sands in northeast Alberta to an oil sands partnership and BP will contribute its Toledo refinery located in Ohio, USA to a U.S. joint venture entity. In accordance with Canadian GAAP, these joint entities will be accounted for using the proportionate consolidation method. The transaction is scheduled to close in the first quarter of 2008.

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	37

Husky Energy Inc. will host a conference call for analysts and investors on Tuesday, February 5, 2008 at 4:15 p.m. Eastern time to discuss Husky’s annual and fourth quarter results. To participate please dial 1-800-319-4610 beginning at 4:05 p.m. Eastern time.
Mr. John C.S. Lau, President & Chief Executive Officer, and other officers will be participating in the call.
A live audio webcast of the conference call will be available via Husky’s website, www.huskyenergy.ca under Investor Relations. The webcast will be archived for approximately 90 days.
Media are invited to listen to the conference call.
•	Dial 1-800-597-1419 beginning at 4:05 p.m. (Eastern time)
A recording of the call will be available at approximately 6:30 p.m. (Eastern time)
•	Dial 1-800-319-6413 (dial reservation # 2658)
The Postview will be available until March 4, 2008.

For further information, please contact:
Investor Relations
Tanis Thacker
Manager, Investor Relations
Husky Energy Inc.
(403) 298-6747
707 — 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada T2P 3G7
Telephone: (403) 298-6111 Facsimile: (403) 298-6515
Website: www.huskyenergy.ca e-mail: Investor.Relations@huskyenergy.ca

HUSKY ENERGY INC. — 2007 ANNUAL AND FOURTH QUARTER RESULTS	38